Exhibit 1

FOR IMMEDIATE RELEASE	14 January 2019

WPP PLC (“WPP”)

Notification of 2018 Preliminary Results

WPP will announce its Preliminary Statement for the year ended 31 December 2018 on Friday, 1 March 2019.

Contact:

Chris Wade, WPP	+44(0) 20 7408 2204

END